Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-224598 and 333-224598-01
Verizon ABS LLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Verizon ABS LLC has filed with the SEC for more complete information about Verizon ABS LLC, Verizon Owner Trust 2018-A and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Verizon ABS LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-294-1322.
Free Writing Prospectus dated September 27, 2018

$1,234,400,000(1)

Verizon Owner Trust 2018-A
Issuing Entity or Trust

Verizon ABS LLC Depositor	Cellco Partnership d/b/a Verizon Wireless Sponsor and Servicer

The depositor has prepared a preliminary prospectus dated September 26, 2018, which describes the notes issued by the issuing entity. You should review the preliminary prospectus in its entirety before deciding to purchase any of the notes.
Ratings
It is a condition to the issuance of the notes that they receive at least the indicated ratings from S&P Global Ratings (“S&P”), Moody’s Investors Service, Inc. (“Moody’s”) and Fitch Ratings Inc. (“Fitch” and, together with S&P and Moody’s, the “rating agencies”) listed below.
	S&P	Moody’s	Fitch
Class A-1a notes	AAA (sf)	Aaa (sf)	AAA (sf)
Class A-1b notes	AAA (sf)	Aaa (sf)	AAA (sf)
Class B notes	AA+ (sf)	Aa1 (sf)	AA (sf)
Class C notes	A+ (sf)	Aa3 (sf)	A (sf)
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(1) The trust may offer and sell notes having an aggregate initial note balance that is greater than the amount shown above, with any increase resulting in a proportionate increase in the initial note balance of each of the Class A-1a, Class A-1b, Class B and Class C notes, but the aggregate initial note balance will not be greater than $1,600,000,000.
A security rating is not a recommendation to buy, sell or hold notes.  The ratings of the notes address the likelihood of the payment of principal and interest on the notes according to their terms.  Each rating agency rating the notes will monitor the ratings using its normal surveillance procedures.  Any rating agency may change or withdraw an assigned rating at any time.  If this happens, no person or entity will be obligated to provide any additional credit enhancement for the notes.  Any rating action taken by one rating agency may not necessarily be taken by the other rating agency.
None of the sponsor, the originators, the master trust, the servicer, the depositor, the parent support provider, the marketing agent, the indenture trustee, the owner trustee, the asset representations reviewer, the underwriters or any of their respective affiliates will be required to monitor any changes to the ratings of the notes.
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